August 31, 2006

VIA EDGAR AND FEDEX

Mark P. Shuman, Branch Chief Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E. - Mail Stop 4561
Washington, DC 20549

Re:	Majesco Entertainment Company Registration Statement on Form S-3 Filed June 29, 2006 File No. 333-135463

Dear Mr. Shuman:

On behalf of Majesco Entertainment Company (the ‘‘Company’’), we respond as follows to the Staff’s legal comments dated July 25, 2006 relating to the above-captioned Registration Statement on Form S-3. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, the enclosed copy of which has been marked with the changes from the original filing. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

General

1.	We note that you have filed confidential treatment requests, Control Numbers 15942, 17952 and 17953. Please be advised that we are processing your requests and will promptly provide comments on your confidential treatment applications under separate cover.

We acknowledge the Staff’s comment and will respond accordingly upon receipt of such comments..

Form S-3

Prospectus Front Cover, Page 1

2.	The first paragraph indicates that the prospectus relates to the ‘‘disposition from time to time of up to 116,442 shares of our common stock, issuable upon the conversion of outstanding preferred_ stock, held by the selling stockholder...’’ (emphasis added). However, in the ‘‘Selling Stockholder’’ section and Section 3(b) of your Agreement and Release dated February 17, 2006 you refer to the registration of the resale of shares of common stock ‘‘we issued’’ and not to shares underlying preferred stock. Please reconcile.

We have revised the text in accordance with the Staff’s request to remove the reference which was included in error. See Prospectus front cover, page 1.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mark Shuman, Branch Chief Legal
Securities and Exchange Commission
August 31, 2006

Selling Security Holders, Page 13

3.	Please note that disclosure regarding all material relationships with a selling security holder that took place within the past three years must be provided to conform to the requirements of Item 507 of Regulation S-K. Please revise to describe the terms of any convertible or exchangeable security held by the selling shareholder. Also, disclose all material terms of the Agreement and Release; for example, consider disclosing the consideration provided by Terminal Reality Inc. to Majesco and vice versa. Finally, please also discuss the circumstances, including business purpose that led to the Agreement and Release.

Other than as described in the prospectus, there are no other material relationships and the selling stockholder does not hold any convertible or exchangeable securities. We have revised the text to disclose the material terms of the Agreement and Release and the circumstances which lead to such an agreement. See page 13.

4.	Please state in your response letter whether Terminal Reality Inc. is a registered broker-dealer. If it is a registered broker-dealer, unless it acquired its shares as transaction-based compensation for investment banking services, revise to name that selling shareholder as an underwriter. Also, please tell us whether Terminal Reality is an affiliate of a registered broker-dealer. If so, please disclose this in the prospectus and briefly describe the affiliation. If Terminal Reality is an affiliate of a registered broker-dealer, also disclose whether it purchased its shares in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

According to Terminal Reality Inc. (‘‘TRI’’), TRI is not a registered broker-dealer or an affiliate of a registered broker-dealer.

5.	We note your statement in footnote (4) that shares may be deemed to be beneficially owned by Mr. Randall. Please revise to identify Mr. Randall or any other person(s) as the natural person(s) who posses sole or shared voting or dispositive power over the shares held by Terminal Reality Inc. Refer to interpretation 4S of the Regulation S-K section of the March 1999 supplement to the Publicly Available Telephone Interpretation Manual and interpretation I.60 of the July 1997 Publicly Available Telephone Interpretation Manual, which are publicly available on our website.

We have revised the text in accordance with the Staff’s request. See page 13.

Plan of Distribution, Page 14

6.	You indicate that Terminal Reality s may engage in short sales. Please confirm that that you and Terminal Reality are aware of interpretation A.65, of the July 1997 Publicly Available Telephone Interpretation Manual.

The Company and Terminal Reality have both indicated that they are aware of interpretation A.65 of the July 1997 Publicly Available Interpretation Manual.

Available Information, Page 15

7.	Please note the address of the SEC Headquarters is now 100 F Street, N.E., Washington, D.C. 20549.

We have revised the text in accordance with the Staff’s request. See page 15.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mark Shuman, Branch Chief Legal
Securities and Exchange Commission
August 31, 2006

Exhibits

8.	We will review the opinion required by Item 601(b)(5) of Regulation S-K prior to the effectiveness of your filing. Any comments concerning that opinion will be provided when we have the opportunity to review the document.

We have filed the opinion for the Staff’s review.

Form 10-Q for the Fiscal Quarter Ended April 30, 2006

Controls and Procedures, Page 21

9.	Your disclosure in your last paragraph appears to be similar to the definition of disclosure controls and procedures set forth in Rule 13a-15. However, your text suggests that the disclosure controls and procedures that were evaluated by your chief executive and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of the Rule. If you determine to discuss the term ‘‘disclosure controls and procedures,’’ please revise to include the exact definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e). Please also revise your Form 10-K (first paragraph), as amended and your Form 10-Q for the fiscal quarter ended January 31, 2006.

We have revised the text in accordance with the Staff’s request in each of the 10-Qs ended January 31, 2006 and April 30, 2006 to include the reference to the exact definition of ‘‘controls and procedures’’ as defined in the Exchange Act Rules. However, with respect to the 10-K, the text included in the 10-K contains the exact definition of ‘‘controls and procedures’’ and, therefore, no revision appears to be necessary.

10.	We note your statement that ‘‘[a] control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.’’ As a result when providing your conclusion regarding effectiveness of your disclosure controls and procedures, state whether you determined that your disclosure controls and procedures were effective at the ‘‘reasonable assurance’’ level. Refer to SEC Release No. 34-47986 (June 5, 2003), Section F.4. Please also revise this report as well as your Form 10-K, as amended and your Form 10-Q for the fiscal quarter ended January 31, 2006..

We have revised the text in accordance with the Staff’s request in each of the 10-Qs ended January 31, 2006 and April 30, 2006 to include the text that the controls and procedures were effective at the reasonable assurance level. However, with respect to the 10-K, the text included in the 10-K contains the reference to the effectiveness being at the reasonable assurance level and, therefore, no revision appears to be necessary.

11.	We note numerous improvements were identified as necessary during the quarter ended January 31, 2006. Further, as disclosed, it appears there were certain remediation measures that occurred during the quarter ended April 30, 2006. Please revise to indicate that there were changes in your internal control over financial reporting or advise why these remediation measures did not materially affect, or were not reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K. Please also provide similar confirmations or revisions for your Form 10-K, as amended and your Form 10-Q for the fiscal quarter ended January 31, 2006.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mark Shuman, Branch Chief Legal
Securities and Exchange Commission
August 31, 2006

The items disclosed by the Company were not ‘‘material weaknesses’’ but rather were voluntary disclosures regarding certain deficiencies identified by the Company. The remediation measures described were undertaken solely to address these deficiencies. Accordingly, the changes implemented by the Company as part of these remediation efforts did not materially affect, or are not reasonably likely to affect, the Company's internal controls over financial reporting.

Sincerely,
/s/ Todd E. Mason
Todd E. Mason

cc:	Adam Halper Securities and Exchange Commission

cc:	Barbara C. Jacobs Securities and Exchange Commission

John Gross
CFO, Majesco Entertainment Company

Adam S. Sultan
Counsel, Majesco Entertainment Company